UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Canadian Superior Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O'Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)	Page 1 of 22

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 136644101

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	_______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,802,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

Item 1.	Security and Issuer

This statement relates to the Common Shares (the "Stock") of Canadian Superior Energy Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)	The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Mr. Yun are United States citizens.

CUSIP No. 136644101

Item 3.            Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board, a copy of which is incorporated by reference herein as Exhibit F. On February 11, 2009, PAI LLC sent a letter to the Board questioning the timing and strategy of the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (the “February 11 Letter”). On February 12, 2009, PAI LLC issued a press release including the text of the February 11 Letter and requesting additional disclosure by the Issuer with regard to its financial position and the status of that project and requesting that the Issuer hold a public conference call to update shareholders. A copy of that press release is incorporated by reference herein as Exhibit G. On February 17, 2009, PAI LLC delivered to the Issuer a requisition for a special meeting of the Issuer’s shareholders for the purpose, among other things, of removing all of the directors on the Issuer’s board of directors and replacing such directors with PAI LLC’s nominees (the “Requisition”). Also on February 17, 2009, PAI LLC issued a press release announcing that it had requisitioned a special meeting of the Issuer’s shareholders for that purpose (the “February 17 Press Release”). Once a record date and meeting date for the shareholders meeting have been established, a dissident proxy circular will be mailed to shareholders of record by PAI LLC.  The dissident proxy circular will provide details regarding each of PAI LLC's nominees to the Issuer's Board of Directors.  Shareholders are urged to carefully read the dissident proxy circular and other documents when they are available. A copy of the Requisition is incorporated by reference herein as Exhibit H, and a copy of the February 17 Press Release is incorporated by reference herein as Exhibit I. On March 10, 2009, PAI LLC sent a letter to the Board (the “March 10 Letter”) noting that no response had been provided to its February 11, 2009 inquiry regarding the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago and requesting a meeting with the full Board to discuss strategic and financing alternatives to monetizing the Block 5(c) assets. A copy of the March 10 Letter is incorporated herein by reference as Exhibit J. On March 16, 2009, PAI LLC sent a letter (the “March 16 Letter”) to the Board. The March 16 Letter was sent in response to an electronic mail message sent by Greg Noval (the “March 10 Noval E-mail”) to PAI LLC responding to the March 10 Letter sent earlier in the day on March 10, 2009, and in response to a letter from C. Alexander Squires, a director and chair of the Audit Committee of the Issuer's Board of Directors (the “March 12 Board Letter”) to PAI LLC on behalf of the Issuer's Board of Directors responding to the March 10 Letter. The March 16 Letter attaches a draft term sheet that PAI LLC believes is reflective of the type of transaction that is available to the Issuer from third parties if the Issuer would be willing to enter into discussions with such third parties (the “Draft Term Sheet”) and which could serve as a potential alternative to the Issuer’s proposed sale of part of its Block 5(c) assets in Trinidad and Tobago. The March 16 Letter also attaches copies of the March 10 Noval E-Mail and the March 12 Board Letter. The foregoing descriptions of the March 16 Letter, the Draft Term Sheet, the March 10 Noval Email and the March 12 Board Letter are each qualified in their entirety by reference to the terms of such documents. A copy of the March 16 Letter is incorporated herein by reference as Exhibit K. On April 1, 2009, PAI LLC issued, via press release, an open letter (the “April 1 Letter”) to the Board of Directors and Shareholders of the Issuer describing PAI LLC’s view of the failings, misconduct and inadequate corporate governance of the current Board and again demanding that the Board be reconstituted to include truly independent Directors with relevant international oil and gas expertise. The foregoing description of the April 1 Letter is qualified in their entirety by reference to the terms of such document. A copy of the April 1 Letter is attached hereto as Exhibit L.

CUSIP No. 136644101

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           There were no transactions in the Stock by the Filers during the 60 days before the date on the cover page.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference herein as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference herein as Exhibits D and E.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B

Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors incorporated by reference to the Filers’ initial Schedule 13D and Amendment No. 1 thereto both filed September 30, 2008

CUSIP No. 136644101

Exhibit C	Form of Warrant to Purchase Shares of Common Stock incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit D	Form of Securities Purchase Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit E	Form of Registration Rights Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F	Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 2 to this Schedule 13D filed November 6, 2008

Exhibit G	Press Release by PAI LLC dated February 12, 2009 including the text of the February 11 Letter incorporated by reference to Amendment No. 3 to this Schedule 13D filed February 12, 2009

Exhibit H	Requisition delivered by PAI LLC to the Issuer dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit I	Press Release by PAI LLC dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit J	Letter dated March 10, 2009 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 5 to this Schedule 13D filed March 10, 2009

Exhibit K

Letter dated March 16, 2009 from PAI LLC to the Issuer's Board of Directors (attaching the Draft Term Sheet, and the electronic mail message dated March 10, 2009 from Greg Noval to PAI LLC and Letter dated March 12, 2009 from C. Alexander Squires on behalf of the Issuer's Board of Directors to PAI LLC) incorporated by reference to Amendment No. 6 to this Schedule 13D filed March 16, 2009.

Exhibit L	Open Letter dated April 1, 2009 from PAI LLC to the Issuer's Board of Directors and Shareholders

CUSIP No. 136644101

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 1, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 136644101

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:	September 29, 2008

PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

CUSIP No. 136644101

EXHIBIT L

Media Contacts:

Mary Beth Kissane
Walek & Associates
212-590-0536

FOR IMMEDIATE RELEASE

Palo Alto Investors Reiterates Demands for Changes at

Canadian Superior Energy

Issues Open Letter to Company’s Board of Directors, Alleges “Failings, Misconduct and Inadequate Corporate Governance”

Palo Alto, Calif. (April 1, 2009) – Palo Alto Investors, LLC, an investment advisory firm, today issued the following Open Letter to the Board and Shareholders of Canadian Superior Energy, Inc. (TSX:SNG) (AMEX:SNG):

Open Letter to the Board and Shareholders of Canadian Superior Energy Inc.

Palo Alto Demands Better Governance

Palo Alto Investors, LLC (“PAI”) provides this open letter to the Board of Directors and shareholders of Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) to further expose the failings, misconduct and inadequate corporate governance of the current Board and again demand that the Board be reconstituted to include truly independent Directors with relevant international oil and gas expertise.

We believe that a new Board will ensure that the Company is effectively equipped for future success, particularly as it emerges from court-approved creditor protection. As further documented below, the existing Board has failed in its duties to shareholders, including:

•	the management of the Company’s key growth asset (Block 5(c) in Trinidad) has been placed in the hands of a court-appointed receiver;
•	the Company itself has sought and obtained protection from its creditors pursuant to the Companies Creditors’ Arrangement Act (the “CCAA”); and
•

Challenger Energy Corp. (“Challenger”) (CDNX:CHQ.V), a company of which Mr. Greg Noval, Canadian Superior’s Executive Chairman, is the largest shareholder, was inappropriately loaned $14 million by Canadian Superior in September 2008, and now Challenger itself has also sought and obtained creditor protection under the CCAA.

CUSIP No. 136644101

The key driver of our desire to reconstitute the Board is the need to remove the Company’s Executive Chairman, Greg Noval, who has insurmountable conflicts of interest which are described in greater detail below.

For the reasons described below, on February 17, 2009, PAI requisitioned a meeting of shareholders to consider PAI’s alternative slate of directors. PAI will be preparing a dissident proxy circular which will set out its alternative slate of directors for election at the Annual and Special Meeting of shareholders of the Company called for June 26, 2009. The dissident proxy circular will be publicly filed and will be mailed to all shareholders. This open letter to shareholders is intended to highlight some of the significant concerns and issues that we will be explaining in greater detail in our dissident proxy circular.

PAI is a Committed Long-Term Shareholder

PAI has been a significant shareholder of the Company since 2003. PAI has consistently invested in the Company’s equity financings, including its August 2005 offering, the proceeds of which were used to pay the Company’s costs for the acquisition, drilling and development of the Block 5(c) project in Trinidad and Tobago. PAI has since provided continued assistance to the Company, both through participating in subsequent financings and sharing its industry contacts with management, as PAI believes in the Company’s strategy of exploration in Trinidad. Most recently, PAI participated in the Company’s September 2008 equity offering, which raised $35 million to fund the Block 5(c) drilling program.

PAI owns 15,752,500 common shares of Canadian Superior, representing 9.3% of the Company’s outstanding shares. As such, PAI is one of the Company’s largest shareholders.

Chairman Noval’s Conflict of Interest

Unfortunately, since September 2008, PAI has been forced to actively address the significant ongoing conflict of interest of the Company’s Executive Chairman Greg Noval. This conflict, along with the complicity and failure by the Company’s Board of Directors to adopt and enforce appropriate and necessary governance controls for a public company, makes it impossible for the existing Board to act in the best interests of Canadian Superior shareholders. Mr. Noval’s conflicts of interest include:

•

Mr. Noval is the Executive Chairman of Canadian Superior, giving him significant influence over the Board. As a principal of the Company, we believe he is also authorized to execute contracts, make hiring decisions and spend the Company’s funds with limited oversight. Mr. Noval owns or controls 480,044 Canadian Superior shares, representing only 0.03% of the issued and outstanding shares of Canadian Superior.

•

Mr. Noval is the founder of, and a significant investor in, Challenger, with which the Company has entered into certain imprudent commercial arrangements, as more fully described below. Based on public information, Mr. Noval owns or controls 4,306,200 shares of Challenger, representing approximately 10.1% of the issued and outstanding shares of Challenger. Based on public filings, Mr. Noval also owns warrants and options entitling him to acquire up to 1,000,000 additional Challenger shares at varying prices, which, if exercised, would increase his ownership interest in Challenger to 12.4%.

CUSIP No. 136644101

•

Until October 23, 2008, Mr. Noval was also the Chairman of the Board of Directors of Challenger, meaning that at the time of the bridge loan made by Canadian Superior to Challenger, as described below, Mr. Noval was Chairman of the Board of both Canadian Superior and Challenger.

In PAI’s view, Mr. Noval’s financial interest in Challenger has caused him to put the interests of Challenger before the interests of Canadian Superior, to the significant detriment of the Company’s stakeholders. The Board has been complicit in Mr. Noval’s actions.

The Deal with Challenger

Challenger was originally established as a financing vehicle to assist with the development of the Company’s Block 5(c) project in Trinidad. Challenger was created by Mr. Noval, and he was the initial major shareholder.

In 2005, the Company accepted an offer from Challenger of a “third-for-a-quarter”, or 33% of development expenses for a 25% ownership interest in Block 5(c), and executed an Amended and Restated Participation Agreement with Challenger (the “Participation Agreement”). At that time, Challenger had no other assets, no operating history and no management team. Canadian Superior indicated to PAI that it preferred Challenger’s offer to at least one higher offer as Challenger was willing to (i) forego having its 25% Working Interest in Block 5(c) assigned to it until after the completion of payments on a three-well exploration program, and (ii) potentially participate in the drilling of another offshore well near Nova Scotia.

Mr. Noval then used the award of the Trinidad drilling option as the basis for raising money in Challenger and ultimately taking it public on the TSX in Canada and the AMEX in the United States. The differentiating aspects of Challenger’s offer, which were the reasons given by the Company to PAI for choosing Challenger as a partner, have not to date been fulfilled.

As 2008 unfolded, the damage from the agreement with Challenger, and the extent of Mr. Noval’s unchecked conflict, became clear to us. Challenger has failed to live up to its commitments to Canadian Superior under the Participation Agreement and under the bridge loan. Challenger is now in CCAA creditor protection. Throughout 2008 and to today, Mr. Noval’s interests have become increasingly unaligned with the interests of Canadian Superior and its shareholders.

The Bridge Loan to Challenger

In September 2008, PAI assisted the Company with a new $35 million equity financing. The proceeds of the offering were to be used by the Company to fund the ongoing Trinidad work, a new joint venture in Libya and Tunisia, and the Liberty LNG project. At the time, both Steelhead Partners, LLC (an institutional shareholder) and PAI encouraged the Company to first collect all outstanding monies due from Challenger under the Participation Agreement, which in August 2008 represented approximately $20 million. With Challenger current in its payments, we believed Canadian Superior would obtain a better offering price in the market and minimize shareholder dilution.

Challenger, however, was in the midst of its own equity offering to fund its commitments to Canadian Superior under the Participation Agreement. As Challenger was having difficulty securing commitments to reach the minimum $44 million it required, Challenger indicated to the Company that it would be unable to repay the outstanding $20 million at that time. In order to

CUSIP No. 136644101

support Canadian Superior, Steelhead, PAI and Talkot Partners funded the $35 million Canadian Superior financing in early September with the Challenger balance still outstanding.

By late September, Challenger had still not received enough commitments to complete its $44 million offering. PAI was then contacted by Blackmont Capital in Calgary, the investment dealer brokering the Challenger financing transaction. Blackmont indicated to PAI that Challenger had only secured approximately $30 million in equity commitments for Challenger at a price of $3.00 per share.

At this point, with Challenger months behind in its payments under the Participation Agreement, and given Challenger’s inability to raise capital, we believe it should have been clear to the Canadian Superior Board that Challenger would not be financially able to meet its commitments on Block 5(c). In our opinion, the Board should have immediately given notice to Challenger of its default under the Participation Agreement and also under the Block 5(c) Joint Operating Agreement (the “JOA”) among the Company, Challenger and BG International Limited (“BGI”). This would have been the customary course of action when dealing on an arm’s-length basis with a defaulting third party. We believe that had the Company taken that action, it would have forced Challenger to lower the price of its equity offering and attract the entire $44 million investment. Instead, on September 23, 2008, Michael Coolen, then President of the Company, signed an agreement to provide a $14 million “Bridge Facility” to Challenger, available until December 31, 2008.

The Company’s Governance Process Failed During “Approval” of the Bridge Loan to Challenger

Subsequent to September 23, 2008, PAI was contacted again by Blackmont with the “good news” that Challenger’s equity financing would close because Canadian Superior had agreed to provide the Bridge Facility to cover the remaining balance. This development was very disturbing, as prudent lenders are not generally in the habit of providing loans to shore up equity offerings for their defaulting debtors. PAI and other shareholders immediately contacted the Company to explain that:

•	this Bridge Facility was not in the best interests of Canadian Superior’s shareholders;
•	we believed it was merely a strategy to avoid shareholder dilution at Challenger (thereby benefitting Mr. Noval given his 10.1% plus interest in Challenger); and
•	the $35 million we had injected into Canadian Superior just two weeks earlier was clearly not intended to be used for this purpose.

During these discussions, it became apparent to PAI that several Canadian Superior Board members were unaware of the Bridge Facility transaction. Yet, on September 23, 2008, without the approval of the Board, but following discussions with Mr. Noval, Mr. Coolen delivered the executed Bridge Facility agreement to Challenger (the “Bridge Facility Agreement”). This was accomplished even though it is our understanding that Mr. Coolen had signing authority at Canadian Superior for no more than $750,000 at the time. Despite the apparent significance of the Bridge Facility Agreement, Canadian Superior failed to disclose the agreement in its public disclosure filings in the U.S. or Canada. It is worth noting that Challenger did disclose the Bridge Facility Agreement in a September 25, 2008 filing on SEDAR; we believe that at the time of that filing the Canadian Superior Board had not yet approved the agreement.

PAI understands that Mr. Coolen and Mr. Noval spent several days attempting to persuade the Board to approve the Bridge Facility by unanimous written consent. It is also our understanding

CUSIP No. 136644101

that several Directors refused to approve the agreement, and that the Company’s CFO, Robert Thompson, had significant misgivings about the transaction, including its potential impact on Canadian Superior’s demand credit facility with Canadian Western Bank (the “Demand Credit Facility”).

Having failed to obtain unanimous written consent, Mr. Noval then called a Board meeting to approve the Bridge Facility, which would require approval by only a simple majority rather than unanimity. This Board meeting took place on September 29, 2008, three days after the signed Bridge Facility Agreement had already been publicly disclosed by Challenger in its SEDAR filing. While, in addition to the Directors, the meeting was attended by representatives of Blackmont Capital and Challenger, we understand that Canadian Superior’s CFO was not in attendance. It is our understanding that the Board approved the Bridge Facility Agreement by a vote of 5-to-3.

There is to our knowledge no evidence that Mr. Noval recused himself from discussion of the transaction, as is required by the Company’s own Code of Conduct when a Director has a conflict of interest. Furthermore, the Alberta Business Corporations Act requires that Mr. Noval should have disclosed in writing to the Canadian Superior Board, or have written into the minutes, his interest in Challenger. We again note that Mr. Noval was, at the time, Chairman of Challenger’s Board of Directors and Challenger’s largest shareholder.

We believe the absence of Mr. Robert Thompson, the Company's CFO, from this critical Board meeting contributed to the failure of the Board to consider the impact of the Bridge Facility on the Demand Credit Facility.  The Company's lender Canadian Western Bank (“CWB”), has since brought an action to enforce repayment of the Demand Credit Facility through the appointment of a receiver over all the assets (with the exception of the Block 5(c) assets) of the Company (the "CWB Action").  The CWB Action has been adjourned until May 4, 2009 and is currently subject to the CCAA stay of proceedings against the Company. While CWB has brought this action as a result of the Company’s failure to pay, CWB has indicated that the Bridge Facility Agreement breached the Company's covenants under the Demand Credit Facility. The Demand Credit Facility contained a negative covenant which prohibited Canadian Superior from making material investments which were outside its normal course of business or outside the western Canada sedimentary basin. In the affidavit of Mr. John Plant, Assistant Vice-President, Energy Lending with CWB sworn March 5, 2009 and filed in connection with the CWB Action, Mr. Plant states that the Company "lent $14,000,000.00 to [Challenger] for [Challenger] to invest in the Trinidad and Tobago project, effectively investing indirectly in that project, which [the Company] had agreed not to do with CWB". This is, unfortunately, another example of Canadian Superior misusing funds entrusted to it and its shareholders, for the benefit of Challenger. In his affidavit, Mr. Plant also notes Mr. Noval’s conflict of interest.

The Demand Credit Facility with CWB, while clearly a material contract of Canadian Superior, has not been filed on SEDAR as required by law.

PAI’s Efforts to Improve Governance and the Board’s Failures

PAI (and other shareholders) were incensed at these actions of Mr. Noval and the Board. On September 29, 2008, PAI sent a letter to the Board requesting the resignation of Mr. Noval. That letter was filed as an attachment to a PAI Form 13-D filing with the SEC in the U.S. Immediate discussions among PAI, the Board and Mr. Noval then took place. As a result of these discussions, the Company claimed to PAI that it would undertake to develop and implement new controls to govern Mr. Noval’s conflict of interest, including the establishment of a committee of independent Directors to oversee all related-party transactions.

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Other Canadian Superior shareholders began to voice objections to the Bridge Facility. Steelhead Partners, LLC filed a comprehensive letter discussing the many issues and concerns raised by the conflicted arrangement. We believed that Steelhead’s views were well-considered and now appear prescient in light of the liquidity crisis faced by the Company.

Mr. Noval provided the Company’s response to Steelhead’s concerns. The tone of Mr. Noval’s response was dismissive, belligerent and offensive to shareholders. The inability of the Board to rein in Mr. Noval during this period was a clear indication to PAI that the new controls promised by the Board would have little chance of success.

Mr. Noval’s ill-tempered response to Steelhead prompted PAI to place renewed focus on investigating the Company’s governance structure. In subsequent discussions with certain of the independent Directors, PAI found a glaring lack of familiarity with governance processes and controls at the Board and management levels. In our view, the Directors we met with:

•	could provide us with no formal delegations of authority,
•	did not understand the reporting structure of the Company,
•	had not been privy to the Company’s key agreements in Trinidad related to Block 5(c),
•	were unfamiliar with an appropriate concept of materiality as it pertained to the assets and agreements of the Company,
•	had not been apprised of issues raised by the Company’s auditors, and
•	did not understand that it was the Audit Committee’s responsibility to oversee related-party transactions.

As a result, PAI concluded that the Chairman’s conflict of interest was not the only issue with the Company. The Board appeared to be ignorant as to their role and duties as directors of a public company, and apathetic or indifferent as to their responsibilities with respect to Mr. Noval’s conflicts of interest. PAI does not believe that these same Directors are willing or able to stand up to Mr. Noval and his obvious conflicts and hold him accountable. We are also concerned by the nature of the relationship that some of these Directors have with Mr. Noval and their apparent loyalty to him.

PAI has continued to impress on the independent Directors (including at a meeting with the independent Directors on February 20, 2009) the significant concerns that PAI and other shareholders have with the past conduct of the Board and the continuing conflict of interest of Mr. Noval. Certain of Canadian Superior’s independent Directors (including Mr. Rick Watkins and Mr. Alex Squires) have been in contact with PAI regarding our concern that the Board make an informed and unconflicted decision as to what the right course of action is to extract the Company from CCAA protection and the BGI receivership action, with a view to the best interests of all shareholders. While it appears that Mssrs. Watkins and Squires are trying hard to protect shareholder interests in the CCAA action, we at PAI remain concerned that these are only two votes out of seven directors, and that Mr. Noval’s influence over the remainder of the Board, could lead to a result that is clearly not in the best interests of Canadian Superior and its shareholders.

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Other Noval Conflicts of Interest

In addition to Mr. Noval’s significant conflict of interest with regard to Challenger, we would note the following additional conflicts of interest that further highlight PAI’s concerns that Mr. Noval’s interests are not properly aligned with the interests of Canadian Superior shareholders:

•

One of Canadian Superior’s assets is the Liberty Natural Gas Project (“Liberty”) in the New York/New Jersey area. Liberty is structured as a joint venture to be operated by a company known as Excalibur Energy (U.S.A.) Inc. (“Excalibur”), with Canadian Superior and Global LNG Inc. (“Global”) each holding a 50% interest in Excalibur. Based on publicly available information, we understand that Global is controlled by Greg Noval.

•

Canadian Superior manages the payroll of Hughes Air Corp. (“Hughes”). Hughes is a company that is controlled by Mr. Noval. The Hughes payroll has typically been advanced by Canadian Superior. There is approximately $17,000 owed to Canadian Superior by Hughes.

•

The Monitor appointed by the court in connection with Canadian Superior’s CCAA creditor protection has reported that “Canadian Superior and Challenger have had initial discussions regarding the possibility of a joint marketing effort in light of the fact both parties are independently engaged in a marketing process in respect of Block 5(c)”. As described elsewhere herein, jointly marketing a 50% interest in Block 5(c) would serve to significantly benefit Challenger (and thereby Mr. Noval as the largest shareholder of Challenger) since it would facilitate a sale of control of Block 5(c) to a third party.

PAI Has Demanded that the Board be Reconstituted and Mr. Noval Replaced

On November 5, 2008, PAI sent a letter to the Board of Directors outlining our governance review and views of what the Company needed to address. That letter is Exhibit F to PAI’s 13-D amendment filed with the SEC on November 6, 2008. In that letter, PAI stated that “we believe that all shareholders would significantly benefit from the Board taking further steps to mitigate or eliminate the impact of all real and perceived conflicts of interest while avoiding further transactions that create or exacerbate such conflicts.”

Mismanagement Has Pushed Canadian Superior into Financial Distress

The Company is now in significant financial distress, the causes of which stem from poor Board oversight and the conflicted dealings of Mr. Noval. In the past six weeks, there have been numerous developments evidencing the lack of informed and independent leadership at Canadian Superior:

•

In the fall of 2008, CWB had become concerned about the Company's ability to repay the amounts owed under the Demand Credit Facility. On October 3, 2008, CWB wrote to the Company advising that it did not anticipate remaining the Company's lender "indefinitely into the future" and that the Company should "take initiatives to obtain alternate financing, with such financing to be in place and repayment made to CWB on or before December 31, 2008". The Company has to date failed to secure such alternate financing, even after CWB provided extensions to March 31, 2009.

CUSIP No. 136644101

•

On February 9, 2009, BGI sued Canadian Superior, alleging that the Company breached the terms of the JOA and, on February 11, 2009, an Interim Receivership Order ("IRO") was granted appointing a receiver over the Company's rights and interests in the Block 5(c) Trinidad project (a significant segment of the Company's operations). In its application, among other matters, BGI alleged that in breach of the JOA, Canadian Superior had (i) improperly commingled BGI’s funds with Canadian Superior’s funds, and (ii) not paid the drilling contractor on Block 5(c) thereby running the risk of delaying the drilling program up to a year and causing irreparable harm and economic loss. The IRO was upheld by the Alberta Court of Appeal. During the IRO application and subsequent appeal, the Company repeatedly has advised that it cannot meet its commitments under the JOA and expects BGI to make all such payments on its behalf as the non-defaulting party.

•

Challenger’s failure to honor its obligations to Canadian Superior regarding the costs of Block 5(c) (which failure aggregated more than US$23.5 million), resulted in Canadian Superior breaching its obligations to BGI under the JOA thereby leading to the IRO.

•

Challenger has admitted that it is now insolvent and is unable to repay the $14 million Bridge Facility Agreement. Challenger filed for and obtained protection from its creditors under the CCAA on February 27, 2009. Note that Challenger’s primary creditor is Canadian Superior under the Bridge Facility Agreement and the Block 5(c) cost sharing arrangements.

•	On February 12, 2009, CWB delivered to the Company a Demand and a Notice of Intention to Enforce Security pursuant to Section 244(1) of the Bankruptcy and Insolvency Act.
•	The Company is in default of its obligations under the Demand Credit Facility. The Company is currently indebted to CWB for approximately $35 million.
•

CWB and BGI have repeatedly expressed concerns and doubts with respect to the management of the Company.  CWB has stated that “CWB and others have lost all confidence in [Canadian Superior] and its management”.

As a result of the Company's mismanagement, on March 5, 2009, Canadian Superior also filed for and obtained protection from its creditors under the CCAA. CWB has stated that it will not support any plan of arrangement under the CCAA and has brought the CWB Action to appoint a receiver over the Company’s assets.  PAI believes a liquidation of the Company will result in the disposition of its assets at fire sale prices, a disastrous result for Canadian Superior shareholders.

Further Evidence of Mr. Noval’s Conflict Has Come to Light in Challenger’s CCAA Proceedings

Upon our review of Challenger’s CCAA filings, PAI is troubled by evidence that Canadian Superior inappropriately attempted to transfer assets to Challenger. Item 9 of the February 27, 2009 Affidavit filed by Dan McDonald in Challenger’s CCAA proceeding provides:

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9. Pursuant to Article 3.2(c) of the JOA, [Challenger] has obtained an undivided 25% Participating interest under the JOA by virtue of an executed deed of assignment dated June 6, 2008 executed by [Canadian Superior] in respect of the Participating Interest. On September 23, 2008, BGI executed and delivered to [Canadian Superior] and [Challenger] a Consent to Assign.

Even though the exploration program had not been completed (and Challenger had not yet fulfilled its obligations to Canadian Superior under the Participation Agreement), Canadian Superior’s management signed an agreement to transfer ownership of the asset and assign a 25% interest in Block 5(c) to Challenger.

The attempted assignment was (fortuitously for Canadian Superior shareholders) rejected by the Trinidad Ministry of Energy. Item 10 in Mr. McDonald’s affidavit provides:

...By letter dated January 6, 2009, the Ministry advised [Canadian Superior] that it was not prepared to consent to the assignment on the basis of the stated concern that [Challenger] may not be able to meet its financial obligations under the PSC.

Three days later, Canadian Superior finally put Challenger on notice that the $14 million advanced under the Bridge Facility Agreement was due and payable. Yet Canadian Superior still did not give formal notice to Challenger that Challenger was in default under the Participation Agreement.

The Company’s Proposed Sale of Block 5(c)

On February 10, 2009, Canadian Superior announced that it proposed to monetize a 25% or larger interest in Block 5(c).  However, PAI believes this new strategy is also tainted by Mr. Noval's conflicted desire to sell concurrently Challenger's interest in Block 5(c).

PAI’s most recent letter to the Company on March 16, 2009 implored the Company and its Board to review all alternatives in this time of illiquidity. If a sale of Block 5(c) can generate a significant return at this point, PAI would be the happiest of all shareholders, and we would potentially support such a transaction. However, we question, given the existing Board, Mr. Noval’s continuing conflict of interest and the Board’s prior failures as described herein, whether the cash generated from that sale would, in fact, be utilized for the benefit of the Company and its shareholders. Furthermore, without more clarity from the Company, PAI and other shareholders cannot assess the benefits of such a sale and the other available options.

While a sale of Block 5(c) may realize a significant gain for the Company, we cannot be certain that such a transaction can be completed and no back-up plan has been publicly identified. Furthermore, PAI believes that there may be a more opportune time to sell Block 5(c) - that is, if the Company maintains maximum ownership today, completes a development plan, establishes gas off-take agreements and obtains project financing commitments for the development. With a minimal new capital investment relative to the amount spent to date, PAI believes the Company can significantly enhance the saleability of the Block 5(c) interest to multiple potential buyers. This would enable the Company to effect the sale at a time when the Company is not hamstrung by receivership, a CCAA action of its own, and questions over Challenger’s interest in the assets and its ability to pay its bills. Furthermore, without more clarity from the Company regarding the potential proceeds from a sale, PAI and other shareholders cannot assess the benefits of such a sale and the other available options.

CUSIP No. 136644101

In an attempt to do what is best for all shareholders, on March 16, 2009, PAI submitted to the Board an indicative term sheet reflecting an alternative financing transaction that PAI believes is available to Canadian Superior from third parties. Based on CWB’s public statement regarding management and governance issues, and the Company’s inability since October to secure a new bank line, we believe significant governance changes are required to attract and retain a valid bank facility. This should be a primary focus of the Board in order to protect shareholders, because the establishment of a new bank facility in a refinancing ensures that further dilution from asset sales or share issuances would be minimized. Alongside a valid bank line, the remaining capital can take on an appropriate structure, and PAI believes that $60 to $150 million may be available, in addition to amounts available to pursue ongoing development, if the Company would merely engage in discussions with capital providers. PAI notes that if Challenger were to pay its portion of the amounts outstanding to BGI under the JOA, the amount of new capital that Canadian Superior would need to draw under a new facility would be significantly decreased, thereby limiting shareholder dilution. To date, based on publicly available information and our ongoing dialogue with certain independent Directors, we believe the Board has yet to consider actively or explore such a financing arrangement, and continues to be solely focused on monetizing Block 5(c).

PAI has only requested that the Company pursue all options; we have not defined which one is best.

The Company’s Woeful Disclosure Record

PAI believes that shareholders and regulators should take notice of the woeful disclosure record of Canadian Superior, further evidence of the failures of the Board and the callous disregard for the interests of Canadian Superior’s shareholders. Some examples of the failings of the Canadian Superior Board in complying with timely disclosure obligations under Canadian and U.S. securities laws include:

•

Material Contracts Not Filed. As noted herein, neither the Demand Credit Facility with CWB dated July 25, 2005 nor the Bridge Facility Agreement with Challenger dated September 23, 2008 were filed by Canadian Superior on SEDAR or EDGAR, despite the legal requirement that reporting issuers file, on a timely basis, any material contract to which they are a party. In addition, none of the contracts related to the Block 5(c) assets, such as the Participation Agreement and the JOA, all of which are clearly material to the Company, have been publicly filed. PAI only obtained copies of these contracts as a result of the aforementioned court proceedings.

•

No Timely Disclosure of Material Changes. Reporting issuers in Canada are required to provide immediate disclosure of any event or change in its business or capital that would reasonably be expected to have a significant effect on the market price of its securities. Based on the court filings, PAI learned that CWB had notified the Company that it was in default under the CWB credit agreement as early as February 12, 2009; however, the Company only reported to the market on February 17, 2009 that CWB had demanded repayment of its loan. Further, the Block 5(c) court receivership proceedings indicate that BGI had notified Canadian Superior that it was in material breach of the JOA on February 6, 2009; however, Canadian Superior only notified the market of the issues under the JOA upon the application to court by BGI for the appointment of a receiver over Block 5(c) on February 12, 2009.

CUSIP No. 136644101

PAI Once Again Calls for New Leadership

PAI’s assessment is clear: the Board has failed to protect the interests of Canadian Superior’s shareholders. In our opinion, Mr. Noval has been and continues to direct the business of Canadian Superior to focus primarily on enhancing the value of his investment in Challenger. The Board has been complicit in his actions.

PAI has spent significant time and money recruiting a potential alternative Board of leading oil and gas professionals from some of the largest companies in the world. PAI is not seeking to appoint any PAI employees or affiliates to the Board. PAI’s candidates have significant Board experience, oil and gas industry project expertise and financial experience, and would be equipped to take the Company to the next level. We will provide further detail on our candidates in the weeks to come.

We are shareholders. We are not activists. But we cannot sit idly by while mismanagement destroys the value of an asset we have watched grow from an idea to fruition. Like all shareholders, we seek to have our financial investment protected by a Board that understands and honors its fiduciary duties and that cares about shareholders. We implore the current Board of Directors of Canadian Superior to take action for the benefit of shareholders at this crucial time.

Sincerely,

Palo Alto Investors,LLC

About Palo Alto Investors

Since its inception in 1989, Palo Alto Investors, LLC (“PAI”) has focused exclusively on overlooked, misunderstood and undervalued segments of the equity markets. PAI is committed to providing world class money management services to high net worth and institutional investors. Located in Palo Alto, Calif., PAI employs 22 professionals and manages over $1 billion in assets. The firm is independently owned with significant Partner ownership interest.

The following information is provided for purposes of Part 9 of National Instrument 51-102 - Continuous Disclosure Obligations. PAI expects to prepare and file a dissident proxy circular for the purpose of soliciting proxies on its own behalf in support of an alternate slate of nominees for election as directors of Canadian Superior, Suite 3200, 500 – 4th Avenue SW, Calgary, Alberta, T2P 2V6, at the Annual and Special Meeting of shareholders of Canadian Superior requisitioned by PAI on February 17, 2009 and called by Canadian Superior for June 26, 2009.  PAI has not yet finalized its slate of nominees. Proxies may be solicited by mail, telephone, fax or other electronic means and in person, as well as by newspaper or other media advertising, or by a proxy solicitation agent retained by PAI for such purpose. Any proxy given in respect of PAI’s nominees, for which detailed information will be provided when available as required by applicable securities laws, may be revoked in any manner permitted by law or as instructed in PAI’s dissident proxy circular.  Any costs of solicitation will be borne by PAI.

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